FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

CNPF/MF No. 47.508.411/0001‐56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company” or “GPA”) (B3: PCAR4; NYSE: CBD) hereby announces to its shareholders and the general market that it concluded, on November 12, 2019, the acquisition of a controlling interest in Cheftime, a pioneering startup in the Foodtech segment that offers ready-to-eat meals and meal kit services, effectively reaffirming its leadership in innovation in the food retailing industry.

The strategic partnership between the companies entered into in November 2018 gave GPA the right to acquire control of Cheftime in 18 months. The acquisition was closed earlier than initially estimated given the success of the partnership, which already has sold 85,000 meals in the period.

“We are very pleased to finally incorporate the startup Cheftime into GPA, which combines our structure as a major retailer with the innovative culture of a pioneering foodtech company that offers simple and uncomplicated culinary solutions,” said Peter Estermann, CEO of GPA.

The acquisition of Cheftime further strengthens GPA’s position as a pioneer in Brazil’s food retailing industry, combining its commitment to offering its customers unique solutions with the expertise and agility of a foodtech company. “We are uniting GPA’s desire to accelerate its innovation projects with Cheftime’s aspiration to expand through investments and new customers, leveraged by GPA’s structure. The result is a relationship of mutual gains and true cooperation that will benefit, above all, our customers,” added Estermann.

“The main differential in the period was the arrival, for the first time, of Cheftime at out physical stores, which increased the brand’s visibility and attracted the attention of customers,” explained Daniella Mello, CEO and founder of Cheftime.” We are optimistic about this partnership, which will enable Cheftime to grow its production scale to expand its delivery of convenient, fresh and high-quality food to thousands of customers across Brazil,” added the executive, who will remain at the helm of Cheftime to drive continuous innovation in products and services in the Foodtech segment.

Today, Cheftime delivers meal solutions to more than 150 Pão de Açúcar and Minuto Pão de Açúcar stores, and already has started to serve Extra stores as well. In addition to its expansion into stores and its e-commerce operation, Cheftime also offers meal kits for preparation, as well as prepared and semi-prepared meals, expanding its offering of ready-to-eat and ready-to-go solutions at stores. The group’s new culinary brand arrives to offer and spearhead new concepts in food products, services and multi-channel experiences.

São Paulo, November 13, 2019

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 13, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.